NO ACT

DC

P. 6
1-14-2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021450

Received SEC
JAN 14 2008
Washington, DC 20549

January 14, 2008

Erik T. Hoover
Senior Counsel
E. I. du Pont de Nemours and Company
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/14/2008

Re: E. I. du Pont de Nemours and Company

Dear Mr. Hoover:

This is in regard to your letter dated January 11, 2008 concerning the shareholder proposal submitted by the International Brotherhood of Dupont Workers for inclusion in DuPont's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that DuPont will include the proponent's revised proposal in its proxy materials, and that DuPont therefore withdraws its December 27, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: Jim Flickinger
President
International Brotherhood of Dupont Workers
P.O. Box 10
Waynesboro, VA 22980

DUPONT
DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934. In DuPont's view, portions of the supporting statement to the shareholder proposal submitted by the International Brotherhood of DuPont Workers ("IBDW") may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached letter. I request that the staff not recommend any enforcement action if the identified portions of the supporting statement to the proposal are so omitted. By copy of this statement and the attached letter, the IBDW is being notified of DuPont's intention to omit portions of the supporting statement to its shareholder proposal from DuPont's proxy materials for the 2008 Annual Meeting.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

DuPont

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission concur with DuPont's view that, for the reasons stated below, portions of the supporting statement to the shareholder proposal (the proposal and supporting statement together, the "Proposal") submitted by the International Brotherhood of DuPont Workers ("IBDW") may properly be omitted from its 2008 Annual Meeting Proxy Statement ("Proxy") to be distributed by DuPont in connection with its 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the IBDW's letter transmitting the Proposal. A copy of this letter is also being sent to the IBDW as notice of DuPont's intent to omit portions of the Proposal from the Proxy.

The Proposal requests DuPont's Board of Directors to "consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future."

The proposal is attached as Exhibit A. Supporting authorities cited in this letter are attached, in relevant part, as Exhibit B.

Portions of the Proposal are False and Misleading. Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where the company demonstrates objectively that a factual statement is materially false or misleading." See *Staff Legal Bulletin No. 14B (Sept. 15, 2004)*.

Portions of the Proposal are materially false and misleading because of certain mistakes of fact. The first paragraph of the supporting statement to the Proposal states that total "U.S. employment has been cut by over 2/3 during [the last 10 years], from over 90,000 to just over 30,000." In fact, as of December 31, 1996 DuPont employed approximately 55,000 individuals in the U.S., compared to approximately 33,000 as of December 31, 2006. Moreover, the Proposal fails to reflect two major divestitures during that same time period. In 2004, DuPont sold its INVISTA business to Koch Industries, Inc. The INVISTA divestiture involved approximately 16,000 U.S. employees. In 1999, DuPont completed the sale of its interest in Conoco Inc. The Conoco divestiture involved approximately 9,300 U.S. employees. Adjusting for the INVISTA and Conoco divestitures, in which employees were subsequently employed by the buyer, total U.S. employment over the past decade was largely unchanged.

The proponent submitted a substantially similar proposal for the 2000 Annual Meeting. In the supporting statement to that proposal, the proponent made the following statement: "US employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000." The Staff, in its response to DuPont's request for no-action relief, required that such statement be omitted or revised so that it did not reflect the Conoco divestiture. See *E. I. du Pont de Nemours and Company (available March 6, 2000)*.

The second and third paragraphs of the Proposal state: "Employees who lost their jobs as a result of these actions had often been with DuPont for many years. Yet, despite their many years of loyal service to DuPont, they were almost never offered or even considered for employment at other DuPont facilities. A current example of this practice is how the employees of the Louisville DuPont facility have been treated. The Louisville business is being closed with the equipment being relocated to a DuPont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there."

The foregoing statement is materially misleading because DuPont has a practice with every situation that involves a reduction in plant personnel or plant closure of ensuring that employees are aware of other employment opportunities within DuPont. Moreover, the Proposal fails to distinguish between two distinct operations at the Louisville site, DPE and Louisville Works. DPE was originally a joint venture with The Dow Chemical Company called DuPont Dow Elastomers, started in 1996, which made Neoprene (at the Louisville site) among other products. The joint venture ended in 2005 and the name was changed to DuPont Performance Elastomers, which became a wholly-owned subsidiary of DuPont. Louisville Works makes FREON® 22 among other products. Although DPE operations will cease, its

employees were offered the opportunity to apply for positions at DuPont's Louisiana site, to where the DPE operations were relocated. New equipment was purchased and placed into operation at the Louisiana site. Louisville Works remains in operation, producing fluoroproducts.

The seventh paragraph states that: "DuPont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and does the downsizing for DuPont. This has happened at many of DuPont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 employees to less than 500 employees in just one year."

The Proposal is materially misleading because it implies that when DuPont sells a facility and a reduction in force is implemented by the buyer after the sale, the buyer is acting on behalf of DuPont. In reducing the workforce after the closing of a transaction, the buyer is not acting on behalf of DuPont. To illustrate using the example set forth in the Proposal, the Waynesboro, VA facility was sold as part of the INVISTA divestiture. Employees at that site were offered employment with the buyer. The cited reduction in force at the Waynesboro facility occurred after the closing of the INVISTA sale and resulted from independent business decisions made by the buyer.

For the foregoing reasons, the above-cited portions of the Proposal are false and misleading and may be omitted from DuPont's 2008 Annual Meeting Proxy Statement pursuant to Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Workers Representing DuPont, DuPont Performance Elastomers, Bemis And INVISTA Workers"

James D. Flickinger
International President
(Waynesboro, VA)
(540) 487-7000
Fax: (540) 337-5442
E-mail: ibdw.jim@comcast.net

Dave Gibson
Secretary-Treasurer
(215) 539-6261
(Philadelphia, PA)
E-mail: dj.gibson@verizon.net

Kenneth Henley
General Counsel
(610) 664-6130
E-mail: khenleyesq@aol.com

www.dupontworkers.com

INTERNATIONAL BROTHERHOOD I.B.D.W. OF DUPONT WORKERS

P.O. Box 10
Waynesboro, VA 22980

Tony Davis
International Vice-President
of Organizing
(Clinton, IA)
(563) 503-9515
E-mail: tonynheather@mchsi.com

Donny Irvin
International Vice-President
of Communications
(Richmond, VA)
(804) 216-8976
E-mail: donnyirvin@aol.com

RECEIVED
OCT 31 2007
BY:

October 26, 2007

Mary Bowler, Corporate Secretary
E.I. Dupont De Nemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Proposal

Dear Ms. Bowler:

The International Brotherhood of Dupont Workers (IBDW) is the owner of sixty (60) shares of Dupont Common Stock that it has owned for more than three years. Evidence of such ownership is attached. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2008.

I serve as the President of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming Dupont proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Jim Flickinger, President

cc: Kenneth Henley, IBDW General Counsel

Attachment

STOCKHOLDER PROPOSAL ON MASS LAYOFFS, PLANT CLOSURES AND OUTRIGHT PLANT SALES

The International Brotherhood of Dupont Workers, P.O. Box 10, Waynesboro, VA, 22980, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of Dupont, the union leadership of Dupont, the management of Dupont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of Dupont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future.

Stockholders' Statement

In just the last 10 years, Dupont has closed, sold or sharply reduced the size of a great number of plants across the United States. As a result of these reductions, total U.S. employment has been cut by over 2/3 during this period, from over 90,000 to just over 30,000. Almost without exception, these plants had been in operation for upward of 50 years and were located in rural areas where they were a primary employer for the community.

Employees who lost their jobs as a result of these actions had often been with Dupont for many years.

Yet, despite their many years of loyal service to Dupont, they were almost never offered or even considered for employment at other Dupont facilities. A current example of this practice is how the employees of the Louisville Dupont facility have been treated. The Louisville business is being closed with the equipment being relocated to a Dupont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there.

As for any pension the laid off employees were entitled to, that amount was dramatically reduced by 5% for each year they were under 58 years of age with less than 27 years of service.

This combination of job loss and pension reduction can be devastating for the community in which the plant was located. Just as an example, at a Dupont plant in Martinsville, Virginia the work force was reduced from over 600 employees to a skeleton staff of about 60 employees. The overall loss to this rural community has been estimated at over $20 million each and every year.

There are other, equally substantial costs to the community. Where Dupont has closed its plants, there often are environmental issues that have made it difficult for the site to be put to any real productive use. The buildings simply remain (with the Dupont logo removed, of course), undergoing gradual deterioration. Think about it – would you like to live or run a business near a vacated Dupont factory? Would anyone?

Dupont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and does the downsizing for Dupont. This has happened at many of Dupont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 employees to less than 500 employees in just one year.

For this reason, it is important that attention be paid to the impact of these actions on the communities in which the plants are located and how best to mitigate their impact. This is particularly true given the close relationship between Dupont and the communities where it has been operating for so many years.

If you AGREE, please mark your proxy FOR this resolution.

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

STAFF LEGAL BULLETINS

STAFF LEGAL BULLETIN NO. 14B (CF)
Filed on 09/15/2004

GSI

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Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14B (CF)

Action:
Publication of CF Staff Legal Bulletin

Date:
September 15, 2004

Summary:
This staff legal bulletin provides information for companies and shareholders regarding rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information:
The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation, or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contacts:
For further information, please contact the Office of Chief Counsel in the Division of Corporation Finance at (202) 942-2900.

A. What is the purpose of this bulletin?

On July 13, 2001, the Division of Corporation Finance published
SLB No. 14
in order to:

* explain the rule 14a-8 no-action process, as well as our role in this process;

* provide guidance to companies and shareholders by expressing our views on some issues and questions that arise commonly under rule 14a-8; and

* suggest ways in which both companies and shareholder proponents can facilitate our review of no-action requests.

SLB No. 14 addressed primarily those procedural matters that are common to companies and shareholder proponents and discussed some substantive matters that are of interest to companies and shareholder proponents alike.

On July 12, 2002, the Division of Corporation Finance published
SLB No. 14A
. SLB No. 14A clarified our position on shareholder proposals related to equity compensation plans.

The purpose of this bulletin is to clarify and update some of the guidance that is included in SLB No. 14 and to provide additional guidance on issues that arise commonly under rule 14a-8. Specifically, this bulletin contains our views regarding:

* the application of rule 14a-8(i)(3);
* common issues regarding a company's notice of defect(s) to a shareholder proponent under rule 14a-8(f);
* the application of the 80-day requirement in rule 14a-8(j);
* opinions of counsel under rule 14a-8(j)(2)(iii); and
* processing matters relating to the availability of submitted materials and the mailing and public availability of our responses.

This bulletin includes a discussion of rule 14a-9 and its interaction with the operation of rule 14a-8. This discussion applies to our review of rule 14a-8 no-action requests only; it does not apply to other contexts, such as our review of disclosure contained in proxy statement filings and additional soliciting materials that may be considered materially false or misleading under rule 14a-9.

The references to "we," "our," and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Exchange Act Release No. 34-40018 (May 21, 1998), which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm
. You can find a copy of SLB No. 14 on the Commission's website at www.sec.gov/interps/legal/cfslb14.ht m
. You can find a copy of SLB No. 14A on the Commission's website at www.sec.gov/interps/legal/cfslb14a.h tm
.

B. Under rule 14a-8(i)(3), when will the staff grant requests to exclude either all or part of a proposal or supporting statement based on false or misleading statements?

1. Rule 14a-8(i)(3)

Question 9 in rule 14a-8 reads, "If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?" Thirteen bases are then listed as answers to Question 9. The third basis, which is cited as rule 14a-8(i)(3), provides:

Violation of proxy rules:
If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including $ 240.14a-9, which prohibits materially false or misleading statements in proxy materials.

It is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole. Accordingly, companies have relied on rule 14a-8(i)(3) to exclude portions of the supporting statement, even if the balance of the proposal and the supporting statement may not be excluded. Companies have requested that the staff concur in the appropriateness of excluding statements in reliance on rule 14a-8(i)(3) for a number of reasons, including the following:

* Vagueness
  -- Companies have argued that the proposal may be excluded in its entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the

proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

* Impugning Statements
-- Companies have argued that they may exclude statements in a supporting statement because they fall within Note (b) to rule 14a-9, which states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]."
* Irrelevant Statements
-- Companies have argued that they may exclude statements in a supporting statement because they are irrelevant to the subject matter of the proposal being presented. It is argued that it is appropriate to exclude these statements because they mislead shareholders by making unclear the nature of the matter on which they are being asked to vote.
* Opinions Presented as Fact
-- Companies have argued that they may exclude statements in a supporting statement because they are presented as fact when they are the opinion of the shareholder proponent. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion.
* Statements Without Factual Support
-- Companies have argued that they may exclude statements in a supporting statement because they are presented as fact, but do not cite to a source that proves that statement. It is argued that it is appropriate to exclude these statements because they are contrary to rule 14a-9 in that they may be false and misleading and should be accompanied by a citation to permit shareholders to assess the context in which the source presented the information.

As we noted in SLB No. 14, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding asserted deficiencies in terms of clarity, relevance, or accuracy in proposals and supporting statements.

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

3. The need to clarify our views under rule 14a-8(i)(3)

Unfortunately, our discussion of rule 14a-8(i)(3) in SLB No. 14 has caused the process for company objections and the staff's consideration of those objections to evolve well beyond its original intent. The discussion in SLB No. 14 has resulted in an unintended and unwarranted extension of rule 14a-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety. Our consideration of those requests requires the staff to devote significant resources to editing the specific wording of proposals and, especially, supporting statements. During the last proxy season, nearly half the no-action requests we received asserted that the proposal or supporting statement was wholly or partially excludable under rule 14a-8(i)(3).

We believe that the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements has evolved well beyond its original intent and resulted in an inappropriate extension of rule 14a-8(i)(3). In addition, we believe the process is neither appropriate under nor consistent with rule 14a-8(l)(2), which reads, "The company is not responsible for the contents of [the shareholder proponent's] proposal or supporting statement." Finally, we believe that current practice is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8.

4. Clarification of our views regarding the application of rule 14a-8(i)(3)

Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

* the company objects to factual assertions because they are not supported;
* the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
* the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
* the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

* statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;
* the company demonstrates objectively that a factual statement is materially false or misleading;
* the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same

result; and

* substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

C. What are common issues regarding companies' notices of defect(s)?

1. How should companies draft notices of defect(s)?

We put forth the following guidance in SLB No. 14 for companies to consider when drafting letters to notify shareholder proponents of eligibility or procedural defects:

* provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);
* although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
* explicitly state that the shareholder proponent must transmit his or her response to the company's notice within 14 calendar days of receiving the notice of defect(s); and
* send the notification by a means that allows the company to determine when the shareholder proponent received the letter.

We believe that this guidance continues to be of significant benefit to companies, and we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8.

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

* the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
* either:
    * a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    * a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the

shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

* address the specific requirements of that rule in the notice; or
* attach a copy of rule 14a-8(b) to the notice.

D. What are the consequences if the staff denies a company's request for a waiver of rule 14a-8(j)'s 80-day requirement? Will the company have to wait 80 days to file its definitive proxy materials?

No, the company is not required to wait 80 days to file its definitive proxy materials. Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

There are instances in which the staff will not agree that a company has demonstrated good cause for failing to make its rule 14a-8 submission at least 80 days before the intended filing of its definitive proxy materials. In those instances, we generally will consider the bases upon which the company intends to exclude a proposal, as we believe that is an appropriate exercise of our responsibilities under rule 14a-8. When we advise such a company and the shareholder proponent of our views regarding the application of rule 14a-8 to the proposal, we also will advise them of our view that the company has not followed the appropriate procedure under rule 14a-8. As noted above, our response in that situation would not require the company to wait to file its proxy materials until 80 days after its rule 14a-8 submission. Companies that have not demonstrated good cause for failing to make a timely rule 14a-8 submission should be aware that, despite our expression of a view with regard to the application of the eligibility or substantive requirements of rule 14a-8 to a proposal, the filing of their definitive proxy materials before the expiration of the 80-day time period in that situation may not be in accordance with the procedural requirements of rule 14a-8. Further, companies should note that, in issuing such a response, we are making no determination as to the appropriateness of filing definitive proxy materials less than 80 days after the date of the rule 14a-8(j) submission.

We will consider the timeliness of a rule 14a-8 no-action request in determining whether to respond. We reserve the right to decline to respond to rule 14a-8 no-action requests if the company does not comply with the time frame in rule 14a-8(j).

E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?

Rule 14a-8(i)(1) and rule 14a-8(i)(2) permit the company to exclude a proposal if it meets its burden of demonstrating that the proposal is improper under state law or that the proposal, if implemented, would cause the company to violate any state, federal, or foreign law to which it is subject. Rule 14a-8(i)(6) permits the company to exclude a proposal if it meets its burden of demonstrating that the company would lack the power or authority to implement the proposal. Rule 14a-8(j)(2)(iii) requires the company to provide the Commission with a supporting opinion of counsel when the asserted reasons for exclusion are based on matters of state or foreign law. In submitting such an opinion of counsel, the company and its counsel should consider whether the law underlying the opinion of counsel is unsettled or unresolved and, whenever possible, the opinion of counsel should cite relevant legislative authority or judicial precedents regarding the opinion of counsel.

Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In analyzing an opinion of counsel that is submitted under rule 14a-8(j)(2)(iii), we consider whether counsel is licensed to practice law in the jurisdiction where the law is at issue. We also consider the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal. Shareholder proponents who wish to contest a company's reliance on an opinion of counsel as to matters of state or foreign law may, but are not required to, submit an opinion of counsel supporting their position.

F. What should companies and shareholder proponents know about how we process no-action requests?

1. Availability of materials provided to us

Commission rule 82, which can be found at 17 CFR $ 200.82, reads as follows (citations are omitted):

Materials filed with the Commission pursuant to rule 14a-8(d) under the Securities Exchange Act of 1934 [the predecessor of current rule 14a-8(j)], written communications related thereto received from any person, and each related no-action letter or other written communication issued by the staff of the Commission, shall be made available to any person upon request for inspection or copying.

In adopting rule 82, the Commission stated, "all materials required to be filed with the Commission pursuant to proxy rule 14a-8[j] will be considered public records of the Commission. [Rule 82] also provides for the public availability of written communications related to the materials filed pursuant to rule 14a-8[(j)] which may be voluntarily submitted by shareholder-proponents or other

persons."
See
Exchange Act Release No. 9785 (September 22, 1972). As such, when a company submits a no-action request, we forward a copy of the request to the Commission's Public Reference Room immediately.

In order to ensure that the staff's process is fair to all parties, we base our determinations on the written materials provided to us. While we will respond to telephone questions from the company or the shareholder proponent regarding the status of a request, we do not discuss the substantive nature of any specific no-action request with either the company or the shareholder proponent. Therefore, we request that any additional information that the company or the shareholder proponent would like to provide be submitted to us and the other party in writing.

2. Availability of responses

After we have completed our review of a no-action request, we generally send our response to the request by mail to both the shareholder proponent who submitted the proposal and the company that submitted the request. In addition, we forward a copy of our response, along with the relevant correspondence, to the Commission's Public Reference Room at the time that we issue the response. Commercial databases that check the Public Reference Room routinely for new no-action responses issued by the Division often upload the responses to their systems. As a result, the company or the shareholder proponent often may find our response in the Public Reference Room or on a commercial database prior to their receipt of that response.

3. Facilitating prompt, consistent delivery of responses to companies and shareholder proponents

During the highest volume periods of the rule 14a-8 season, the mailing of our no-action responses may be delayed and the company and the shareholder proponent may not receive the copies that are sent by mail immediately after the issuance of our no-action response. As such, we may fax copies of our responses in order to ensure that shareholder proponents and companies are given timely responses and to avoid prejudicing either party unnecessarily in resolving disputes that may arise in connection with the rule 14a-8 no-action requests. When we have a fax number for both the company and the shareholder proponent, we will fax our response to each if we are unable to mail the response promptly; when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent. It is important to note that the practice of faxing copies of our no-action responses is a courtesy and is not required by Commission rules.

In order to facilitate the prompt delivery of our responses by providing us as much contact information regarding the shareholder proponent as possible, companies should provide us with all relevant correspondence when submitting a no-action request. In this regard, our review is facilitated best when a company's correspondence with us includes the shareholder proposal, any cover letter that the shareholder proponent provided with the proposal, the shareholder's address and fax number, and any other correspondence the company has exchanged with the shareholder relating to the proposal.

G. Conclusion

We hope that this bulletin, along with SLB No. 14 and SLB No. 14A, helps you gain a better understanding of rule 14a-8, the no-action request process, and our views on some significant issues and questions that arise commonly during our review of rule 14a-8 no-action requests. We believe that these bulletins contain information that will assist in the efficient operation of the rule 14a-8 process for both companies and shareholders.

http://www.sec.gov/interps/legal/cfslb14b.htm

E I DUPONT DENEMOURS & COMPANY/132-129/

NO ACT

NO ACTION LETTER
Filed on 03/06/2000 - Period: 12/29/1999
File Number 132-00240

PIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2000

Calissa W. Brown
Senior Counsel
and Assistant Secretary
E. I. du Pont de Nemours and Company
DuPont Legal, D-8046
1007 Market Street
Wilmington, DE 19898

Act	1934
Section	
Rule	14A-8
Public Availability	3-6-00

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 29, 1999

Dear Ms. Brown:

This is in response to your letter dated December 29, 1999 concerning the shareholder proposal submitted to DuPont by the International Brotherhood of DuPont Workers. We also have received a letter from the proponent dated January 7, 2000. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon

Catherine T. Dixon
Chief Counsel

Enclosures

cc: Kenneth Henley
General Counsel, IBDW
Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

1404 19

March 6, 2000

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 29, 1999

The proposal requests that the board of directors consider establishing a committee, to be comprised of members drawn from specified groups, to report to the board of directors regarding the impact to communities as a result of the closure of DuPont plants and alternatives that can be developed to help mitigate the impact of such closures in the future.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that DuPont may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the second sentence of the first paragraph of the supporting statement must be revised so that it does not reflect DuPont's divestiture of Conoco Inc., or that sentence may be omitted. In addition, in our view, the third and fourth paragraphs of the supporting statement must be revised, to clarify the current operating status of the Martinsville plant, or the second, third, fourth and fifth sentences of the third paragraph of the supporting statement and the reference to Martinsville in the fourth paragraph of the supporting statement may be omitted. Accordingly, unless the proponent provides DuPont with proposal revised in this manner, within seven days after receiving this letter, we will not recommend enforcement action to the Commission if DuPont omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Attorney-Advisor

Calissa W. Brown
DuPont Legal, D-8046
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 773-7145
Facsimile: (302) 773-5176

December 29, 1999

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED DEC 30 1999 WASH. D.C. 354 SECTION

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2000 ANNUAL MEETING

Ladies and Gentlemen:

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934. In my opinion, the proposal submitted by the International Brotherhood of DuPont Workers ("IBDW") may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached legal opinion. I request that the staff not recommend any enforcement action if the proposal is so omitted.

By copy of the statement and the attached opinion, the IBDW is being notified of DuPont's intention to omit the proposal and supporting statement from its proxy materials for the 2000 Annual Meeting.

If you have any questions regarding this matter or require additional information, please call me at (302) 773-7145 or Mary Bowler at (302) 774-5303.

Very truly yours,

Calissa W. Brown /mm

Calissa W. Brown
Senior Counsel
and Assistant Secretary

CWB: mm
Attachment
99ibdwshareholderprop

cc: with attachment
Carl J. Goodman
President
International Brotherhood of DuPont Workers
P.O. Box 16333
Louisville, KY 40256-0333

DUPONT

December 29, 1999

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

SEC MAIL PROCESSING RECEIVED DEC 30 1999 WASH. D.C. 354 SECTION

2000 Proxy Statement
Shareholder Proposal

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or the "Company") may omit from its 2000 Annual Meeting Proxy Statement, the shareholder proposal and supporting statement (together the "Proposal") submitted by the International Brotherhood of DuPont Workers (the "IBDW"). The Proposal requests DuPont's Board of Directors to "consider the following nonbinding proprosal: That it create a committee, with members drawn from the employee work force of DuPont, union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding the impact to communities as a result of the closure of DuPont plants and alternatives that can be developed to help mitigate the impact of such closures in the future." The Proposal is attached as Exhibit A.

In my opinion the Proposal may be omitted from DuPont's 2000 Annual Meeting Proxy Statement under paragraphs (i)(2), (i)(3) and (i)(7) of Rule 14a-8. Supporting authorities cited in this opinion are attached as Exhibit B.

1. The Proposal will cause the Company to violate federal law. Rule 14a-8(i)(2).

Under Rule 14a-8(i)(2), a registrant may omit from its proxy statement a proposal which would cause the registrant to violate federal law. If implemented, this Proposal would cause DuPont to violate the National Labor Relations Act.

DuPont is subject to the provisions of the National Labor Relations Act, ("NLRA" or "Act") which, among other purposes, gives employees the right to bargain collectively with their employer through duly constituted and recognized bargaining representatives. 29 U.S.C. Sec.141 et. seq. Once a union is recognized under the Act as the representative of employees in a given bargaining unit, that union becomes the exclusive bargaining agent for the unit. 29 U.S.C. Sec. 158(a)(5). The Act requires the employer to bargain with the union representatives of that unit over wages, hours and other terms of employment. *Id.* Furthermore, as long as the union maintains its status under the Act, it is unlawful for the employer to engage in negotiations over such terms and conditions of employment with anyone other than the union representatives of the bargaining unit. *Id.*

The Proposal, if implemented, would require the committee to determine the community impact of plant closures and alternatives to mitigate the impact. It is unclear what is meant by mitigating alternatives, but alternatives could include, among other things, changes to severance packages. Changes to severance packages would be subject to bargaining under the NLRA. The IBDW suggests that the committee include "DuPont union leadership"; however, there is no clear DuPont union leadership. One or more unions are present at 23 DuPont sites. In total, there are more than 30 bargaining units at DuPont. If representatives from each union were included on the committee contemplated by the Proposal, it would result in representatives, who are authorized to speak only on behalf of their own unit, making decisions on behalf of other units. Such cross representation is prohibited by Section 8 of the NLRA. In addition, the presence of other employees, DuPont management, and independent consultants on the committee would similarly violate the NLRA.

In Southwestern Bell Corporation, (available March 16, 1992), the Staff agreed to refrain from enforcement action if the registrant omitted a proposal which, if adopted, would require it to establish a committee composed of outside directors and representatives of employees. The purpose of the proposed committee was to weigh decisions on closing facilities, among other activities. *Id.* The Staff found "some basis" for the view that the proposal, if implemented, would require the company to violate the NLRA. Similarly, this Proposal, if adopted, would cause DuPont to violate the NLRA by requiring it to form a committee to determine certain terms and conditions of employment which must be negotiated only with the recognized bargaining representative of a unit. Therefore, the Proposal may be omitted under Rule 14a-8(i)(2).

<u>2. The Proposal is contrary to the Commission's proxy rules. Rule 14a-8(i)(3).</u>

Rule 14a-8(i)(3) allows for the omission of a proposal from a proxy statement if the proposal is contrary to any of the Commission's proxy rules and regulations. Section 14(a) of the Securities Exchange Act, as amended, generally prohibits the solicitation of proxies without delivering proxy statements and annual reports. Rule 14(a)-3 states that a proxy statement must contain the information specified in Schedule 14A.
Rule 14a-3(b)(1) states that a proxy statement must be accompanied or preceded by an annual report.

The IBDW has posted the Proposal on its Internet site. See excerpts from the IBDW Internet site attached as Exhibit C. According to its Internet site, all of the IBDW's members are employees of DuPont or its subsidiaries and joint ventures. *Id.* From time to time, DuPont's Board of Directors has approved grants of stock options to all full service employees of DuPont and certain subsidiaries. In addition, the IBDW's

Internet site is freely accessible to anyone with Internet access. Therefore, it is likely that the Proposal has been distributed to more than ten DuPont shareholders via its posting on the IBDW's Internet site. Since the Proposal is not being delivered as part of a proxy statement and with or preceded by the Company's 1999 Annual Report, the solicitation of the Proposal is in violation of Rule 14a-3 and Rule 14a-3(b)(1).

To the best of my knowledge and belief, the foregoing fact pattern has never been before the Staff prior to this request. However, the Staff has stated that references to a proponent's Internet site in a proxy proposal may violate the proxy process rules and, therefore, the Staff would not take action if the proposals were omitted from the relevant proxy statements. See Templeton Dragon Fund, Inc. (available June 5, 1998) (proposal which referenced Internet site in supporting statement may violate proxy process requirements of paragraph (b)(1) or Rule 14a-3); The Emerging Germany Fund, Inc. (available December 22, 1998) (reference to Internet site in supporting statement may violate proxy process). In Templeton Dragon Fund, Inc. and The Emerging Germany Fund, Inc. the Staff based its decision in part on the fact that the proponents' Internet sites, including the proposals, could be altered at will. *Id.* Similarly, the Proposal as posted on IBDW's Internet site can be altered at will; therefore, the posting of the Proposal subverts the proxy process rules.

For the foregoing reasons, the Proposal may be omitted from DuPont's 2000 Annual Proxy Statement pursuant to Rule14a-8(i)(3).

<u>3. The Proposal is false and misleading. Rule 14a-8(i)(3).</u>

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials if it "is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." The Staff has recognized that vague and indefinite shareholder resolutions may be misleading and, therefore, may be omitted from proxy materials. See, Philadelphia Electric Company (available July 30, 1992), U.S. Industries, Inc. (available February 17, 1983).

The Proposal requests that "the Board of Directors consider the following nonbinding proposal..." It is unclear whether the Proposal requests the Board merely to consider forming a committee or actually to form one. Furthermore, the word "nonbinding" makes it unclear whether the Board must take any action at all if the Proposal were adopted. If the Proposal were adopted and a committee were formed, it is unclear whether the committee's findings and decisions would be binding on the Board or merely advisory. Finally, the Proposal requests that the Company form a committee which would include "DuPont union leadership." There are one or more unions present at 23 DuPont sites. In total, there are more than 30 bargaining units at DuPont. Therefore, there is not any recognizable "DuPont union leadership."

The Staff has not recommended enforcement action against a registrant for omitting a proposal from its proxy materials when the "action specified by the proposal is so inherently vague and indefinite that shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." U.S. industries, Inc., *Supra*. For the foregoing reasons, the Proposal is so vague and indefinite that shareholders could not determine with any reasonable certainty what actions would be taken were the Proposal adopted. Therefore, the Proposal may be omitted from DuPont's 2000 Annual Proxy Statement pursuant to Rule 14a-8(i)(3).

In addition, the Proposal is false and misleading because of certain mistakes of fact. The first paragraph of the Supporting Statement states that total "U.S. employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000." In fact, adjusting for the divestiture of Conoco Inc. in 1999, the number of DuPont employees in the U.S. has declined from approximately 65,000 to around 50,000 over the past decade. The second, third and fourth paragraphs of the Supporting Statement give the impression that DuPont closed its plant in Martinsville, Virginia. In truth, DuPont continues to operate the plant, albeit with a reduced staff. Therefore, the Supporting Statement's allegations that the plant cannot be put to productive use and will not be maintained, but allowed to gradually deteriorate are false.

For the foregoing reasons, the Proposal is false and misleading and may be omitted from DuPont's 2000 Annual Meeting Proxy Statement pursuant to Rule 14a-8(i)(3).

4. <u>The Proposal deals with the conduct of ordinary business operations. Rule 14a-8(i)(7).</u>

Under Rule 14a-8(i)(7), a registrant may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests that the Board of Directors consider creating a committee to report on the community impact of DuPont plant closings and to suggest alternatives to mitigate the impact. Prior to 1989, the Staff did not recommend enforcement action if similar proposals were omitted since they dealt with "a matter relating to the conduct of the Company's ordinary business operations." See Weyerhaeuser Company (available December 19, 1986), and United Technologies Corporation (available February 22, 1989) (Staff would not recommend enforcement action if proposals to establish a policy on plant closings and describe measures to reduce impact on employees and communities were omitted under Rule 14a-8(c)(7)).

In Pacific Telsis Group, available February 2, 1989, the Staff diverged from its earlier decisions and stated " (I)n light of recent developments, including heightened state and federal interest in the social and economic implications of plant closing and relocation decisions, the staff has reconsidered its position with respect to the applicability of Rule 14a-8(c)(7) to proposals dealing generally with the broad social and economic impact of plant closings and relocations. It is the Division's view that such proposals. . .involve substantial corporate policy considerations that go beyond the conduct of the Company's ordinary business operations. Accordingly, we do not believe that the Company may rely on Rule 14a-8(c)(7) as a basis for omitting the proposal from the proxy material." Following Pacific Telsis Group, the Staff has refused to allow registrants to use the conduct of ordinary business operations as grounds to support the omission of proposals which appear to address significant economic and other considerations attendant to closing corporate facilities. See Sprint Corporation (available February 25, 1993), General Dynamics Corporation (available February 8, 1993), United Telecommunications Inc. (available January 31, 1991).

In Pacific Telsis Group, the Staff stated that it had reconsidered its position "in light of recent developments, including heightened state and federal interests in the social and economic implications of plant closings and relocation decisions." Pacific Telsis Group, *Supra*. In 1989 the November unemployment rate for the civilian labor force was 5.4%. See excerpts from the Bureau of Labor Statistics Internet site attached as Exhibit D. The unemployment rate for the month of November rose steadily year over year until 1993 when it began declining to a low of 4.1% in November of 1999. *Id.* I respectfully suggest that "the state and federal interests in the social and economic implications of plant closing and relocation decisions" have waned. Therefore, the Staff should revert to its position prior to Pacific Telsis Group and treat proposals concerning the community impact of plant closings as dealing with a company's ordinary business operations and allow their exclusion from proxy statements under Rule14a-8(i)(7).

For the foregoing reasons, it is my opinion that, pursuant to paragraphs (i)(2), (i)(3) and (i)(7) of Rule 14a-8, DuPont may exclude the Proposal from its 2000 Annual Meeting Proxy Statement.

Very Truly Yours,

Calissa W. Brown

Calissa W. Brown
Senior Counsel

attachments

BDWPROPOSAL1

2 of 19

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"DUPONT WORKERS REPRESENTING DUPONT WORKERS"

CARL GOODMAN, PRESIDENT
502-455-5930

JIM GREER, VICE PRESIDENT, DIR. OF ORGANIZING
804-383-4477

JIM FLICKINGER, VICE PRESIDENT, DIR. OF COMMUNICATIONS
540-949-2244

GEORGE JORDAN, SECRETARY-TREASURER
540-942-4623

KENNETH HENLEY, GENERAL COUNSEL
TWO BALA PLAZA, SUITE 300
BALA CYNWYD, PA 19004

OFFICE: 610-660-7744
FAX: 610-660-7809

January 7, 2000

SENT BY FAX WITHOUT ATTACHMENTS
SENT BY OVERNIGHT MAIL WITH ATTACHMENTS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Re: E.I. Dupont DeNemours & Co. Proxy Statement, 2000 Annual Meeting
Response of Proponent International Brotherhood of Dupont Workers to Dupont's Intention to Omit the Proposal and Supporting Statement

Dear Sir or Madam:

I serve as the general counsel for the International Brotherhood of Dupont Workers (IBDW) and am writing to you at the request of Carl Goodman, the president of the IBDW. Mr. Goodman has provided me with correspondence dated December 29, 1999 from Dupont which requests that the Securities and Exchange Commission (SEC) not recommend any enforcement action if the proposal submitted on behalf of the IBDW is omitted from Dupont's proxy statement.

The first argument advanced by Dupont is that the proposal will cause the Company to violate the National Labor Relations Act (NLRA). Dupont implicitly argues that by including Union representatives on the committee, the representative would be "making decisions on behalf of other units." This misconstrues the fundamental purpose of the proposal in several respects.

First, the proposal requires Dupont to appoint a committee to submit a report to the Directors, who are free to accept or reject the report. This is not bargaining. In E.I.

Dupont DeNemours & Co. 311 NLRB 893, 894 (1994) (relevant portion attached), the NLRB held that if a committee makes no proposals to the employer and the employer simply gathers the information and does what it wishes with the information, the element of "dealing" is missing and no bargaining takes place. Similarly, when an employer establishes a "brainstorming" committee, which includes employees, the group's purpose is to develop ideas, not to bargain. See also Polaroid Corporation, 329 NLRB No. 47 (1999) (relevant portion attached). If there is no "bargaining" there can be no bargaining for employees in another bargaining unit.

Second, when employees or Union representatives are appointed to a committee, as trustees of a Taft-Hartley Fund, or even as corporate directors, they cease to act as representatives of the Union, and must take a broader view ... Amax Coal Co. v. NLRB, 453 U.S. 322 (1981). Thus, any Union representatives on a committee appointed by Dupont's Directors would not be functioning as Union officials but as Dupont committee members.

Third, Southwestern Bell Corporation, 1992 (available March 16, 1992), which was cited by Dupont in support of its position, is clearly distinguishable. First, it predates the NLRB decision in Dupont and in Electromation, Inc. 309 NLRB 990 (1992), enf'd 35 F.3rd 1148 (7th Cir. 1994). Thus, the SEC's conclusion that there is "some basis" to conclude that the proposal would violate the NLRA does not reflect the current interpretation of the NLRA.

In addition, the proposals are different. The proposal in the instant case does not require bargaining. It does not require the committee to reach agreement or "weigh decisions". It does not create a bipartite committee structured like opposing collective bargaining negotiators. Unlike the proposal in Southwestern Bell, the instant proposal deals with past plant closings and their impact, with a desire to develop alternatives that can mitigate the impact of closings in the future. The proposal does not involve the evaluation of each plant closing decision on a case by case basis as is envisioned by the proposal in Southwestern. In this regard, the proposal in Southwestern Bell provides for the committee to actually "weigh decisions on the closure of facilities ..."

Moreover, the instant proposal provides only for a report to be made by the committee to the Board of Directors, a report that is advisory in nature only. Actions taken by the Company in response to that report would be subject to negotiation with any union that represents employees at a particular location. This in no way would interfere with the bargaining obligation of the Company.

Most importantly, in American Telephone & Telegraph Co., 1993 WL 22819 (SEC)(1993) (attached), the SEC distinguished Southwestern Bell. AT&T relied exclusively on Southwestern Bell's successful argument to the SEC. The shareholder argued that his proposal did not require "negotiations" but cited the dictionary rather than NLRB precedent. The SEC rejected the Company's position: "under the terms of the proposal the [Facilities Closure and Relocation Work] Committee's deliberations appear to be only advisory in nature and not binding on the Company's Board of Directors. Moreover, the Committee is proposed to be comprised of outside directors and community representatives, and the employee representatives." This rational disposes of Southwestern Bell.

It should also be noted that proposals similar to the instant one were permitted in American Home Products Corporation (available March 6, 1992) (attached) and in Sprint Corporation (available February 25, 1993) (attached to the Company's memo).

The second argument advanced by the Company is that the proposal is contrary to the Commission's proxy rules, citing the inclusion of the proposal on the proponent's web site. All the IBDW did in this regard is include an exact copy of the proposal on its web site, noting only that it had submitted this proposal for inclusion in the proxy. As their duly elected representative, the IBDW is obligated to keep it members informed of what actions it is taking on their behalf. The IBDW did not solicit support of such proposal.

While the Company correctly points out that certain Union members do hold Company granted stock options, these members do not have voting rights simply because they hold options.

Furthermore, unlike the cases cited by Dupont, neither the proposal nor the supporting statement contain a reference to the proponent's web site.

The third argument advanced by the Company is that the proposal is false and misleading, asserting that those voting on the proposal are not able to determine with reasonable certainty exactly what action or measures would be taken in the event the proposal was implemented. Yet is clear that a vote for the proposal is an expression of shareholder sentiment that a committee as described be created. The proposal does not set forth by name who is to be on the committee. Rather the members are to be chosen from general categories that are set forth in the proposal. The mission of the committee is to file an appropriate report with the Board of Directors, a mission that can hardly be described, as alleged by Dupont, as "binding on the Board".

Insofar as the alleged mistakes of fact, why should the number of employees be adjusted for the divestiture of Conoco? During the past decade, Conoco was a wholly owned subsidiary of Dupont. With its sale, Conoco employees lost all their ties to

Dupont and all related benefits. Moreover, are we to ignore the Conoco employees who were in fact laid off during the past decade while Conoco was owned by Dupont?

With regard to the plant in Martinsville, how absurd can the Company get? During the past decade, this plant went from having well over 2,000 employees to about 50 employees who now work in a separate building on the Martinsville property. The main factory building is essentially vacant. If the Company would like this so clarified, then so be it.

The fourth argument advanced by the Company is that the proposal deals with the conduct of ordinary business operations. In this regard, the Company argues that state and federal interest in the social and economic implications of plant closing relocation decisions have waned due to the declining unemployment rate and, as a result, the Pacific Telesis decision should be reversed. Such a view ignores the painful realities of what happens in a town such as Martinsville where a plant, particularly a plant of size, is closed down. Be assured that the unemployment rate in that area is well above 4.1% and those who are fortunate enough to obtain jobs are working at wage rates averaging far less than what they earned while at Dupont.

For all of the above reasons, I request that the proposal of the IBDW be included in Dupont's proxy statement, and, if it is not so included, that the SEC take the appropriate enforcement action.

However, should the SEC believe it appropriate that the proposal be revised so that there is no violation of law, the proponent is willing to take such action if deemed necessary for inclusion of the proposal in the proxy. This is precisely what was provided for in United Telecommunications Inc. (available January 31, 1991) (attached). Such a revision is routinely permitted in the case of an error in facts.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

cc: Calissa Brown, Senior Counsel and Assistant Secretary (with attachments)
Carl Goodman, President, IBDW (with attachments)

304 ¹⁷¹

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"DUPONT WORKERS REPRESENTING DUPONT WORKERS"

CARL GOODMAN, PRESIDENT
502-455-5930

JIM GREER, VICE PRESIDENT, DIR. OF ORGANIZING
804-383-4477

JIM FLICKINGER, VICE PRESIDENT, DIR. OF COMMUNICATIONS
540-949-2244

GEORGE JORDAN, SECRETARY-TREASURER
540-942-4623

KENNETH HENLEY, GENERAL COUNSEL
TWO BALA PLAZA, SUITE 300
BALA CYNWYD, PA 19004

OFFICE: 610-660-7744
FAX: 610-660-7609

SENT BY OVERNIGHT MAIL ONLY

To: SEC Division of Corporation Finance
Attn: Shareholder Proposal
Jonathan Ingram, Esq.
From: Kenneth Henley, Esq.
Re: IBDW Stockholder Proposal
Date: March 5, 2000

Mr. Ingram:

At your request, I have enclosed the following documents:

1. IBDW cover letter that accompanied the IBDW stockholder proposal, dated 11/17/99 (1 page)
2. IBDW Stockholder Proposal (1 page)
3. Dupont cover letter that accompanied its position letter that the IBDW stockholder proposal be omitted from the proxy statement; dated 12/29/99 (1 page)
4. Dupont's position letter requesting that the IBDW stockholder proposal be omitted from the proxy statement, dated 12/29/99; I did not include a copy of the attachments; (5 pages)
5. IBDW's position letter in response to the position letter of Dupont; dated 1/7/00; I included a copy of the attachments (4 pages)
6. Attachments to the IBDW 1/7/00 position letter (51 pages)

Please let me know if you need any further information. Thank you.

Kenneth Henley

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Dupont Workers Representing Dupont Workers"

CARL J. GOODMAN
INTERNATIONAL PRESIDENT

PLANT PHONE: (502) 569-3232
HOME: (812) 923-1334
FAX: (812) 923-1335
DIGITAL BEEPER: (502) 455-5930

INTERNATIONAL BROTHERHOOD I.B.D.W. OF DUPONT WORKERS

GEORGE JORDAN, SECRETARY-TREASURER
(804) 942-4623

KENNETH HENLEY, GENERAL COUNSEL
(610) 660-7744

P.O. Box 16333
LOUISVILLE, KY 40256-0333

November 17, 1999

SENT BY OVERNIGHT MAIL

Louise B. Lancaster, Corporate Secretary
E.I. DuPont deNemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Statement

Dear Ms. Lancaster,

The International Brotherhood of DuPont Workers (IBDW) is the owner of sixty (60) shares of DuPont Common Stock that it has owned for more than three years. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2000.

I serve as the President of the IBDW.

Pursuant to 17 CFR Section 240. 14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming DuPont proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Carl J. Goodman

Carl J. Goodman
President

MEMBER UNION LOCATIONS:
EDGEMOOR, DE • LOUISVILLE, KY • NEWPORT, DE • OLD HICKORY, TN
PHILADELPHIA, PA • RICHMOND, VA • WAYNESBORO, VA

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbindiing proposal: That it create a committee, with members drawn from the employee work force of Dupont, the union leadership of Dupont, the management of Dupont, and any necessary independent consultants, to report to the Board of Directors regarding the impact to communities as a result of the closure of Dupont plants and alternatives that can be developed to help mitigate the impact of such closures in the future.

Stockholders' Statement

Over the past decade Dupont has closed or sharply reduced the size of a great number of plants across the United States. In part as a result of these reductions, total U.S. employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000. Almost without exception, these plants had been in operation for upward of 50 years and were located in rural areas where they were a primary employer for the community.

Employees who lost their jobs as a result of these plant closures had often been with Dupont for many years. Once terminated, these employees could look forward to receiving a pension reduced 5% for every year they were under the age of 58 and 5% for every year of service less than 27.

This combination of job loss and pension reduction can be devastating for the community in which the plant was located. For example, at the Martinsville, Virginia plant that was closed just two years ago, the overall loss to the community has been estimated at over $20 million per year. Many of the terminated employees, which were over 500 in number, were not able to gain comparable employment. They had to take minimum wage level jobs or move to another town in the hope of a better opportunity. For a small, sleepy southern town located in the foothills of the Shenandoah mountains, this was a blow of monumental import.

There are other, equally substantial costs to the community. In a number of locations where Dupont has closed its plants, including Martinsville, there have been environmental issues that have made it difficult for the site to be put to full productive use. The community is left with not only an eyesore, but one that cannot be of any substantial economic benefit. The buildings simply remain, undergoing gradual deterioration.

Dupont has concluded that it often has no option but to close a plant, particularly those in its old line industries such as fibers and chemicals. For this reason, it is imperative that attention be paid to the impact of these closures on the communities in which the plants are located. This is particularly true given the close relationship between Dupont and the communities where it has been operating for many years. Establishing the proposed committee will be a first step toward understanding and dealing with future plant closings.

EXHIBIT A

The International Brotherhood of DuPont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of DuPont Common Stock, has given notice that it will introduce the following resolution and statement thereof.

Resolved: That the stockholders of E. I. DuPont DeNemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding the impact to communities as a result of the closure of DuPont plants and alternatives that can be developed to help mitigate the impact of such closures in the future.

Stockholders' Statement

Over the past decade DuPont has closed or sharply reduced the size of a great number of plants across the United States. In part as a result of these reductions, total U.S. employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000. Almost without exception, these plants had been in operation for upward of 50 years and were located in rural areas where they were a primary employer for the community.

Employees who lost their jobs as a result of these plant closures had often been with DuPont for many years. Once terminated, these employees could look forward to receiving a pension reduced 5% for every year they were under the age of 58 and 5% for every year of service less than 27.

This combination of job loss and pension reduction can be devastating for the community in which the plant was located. For example, at the Martinsville, Virginia plant that was closed just two years ago, the overall loss to the community has been estimated at over $20 million per year. Many of the terminated employees, which were over 500 in number, were not able to gain comparable employment. They had to take minimum wage level jobs or move to another town in the hope of a better opportunity. For a small, sleepy southern town located in the foothills of the Shenandoah Mountains, this was a blow of monumental import.

These are other, equally substantial costs to the community. In a number of locations where DuPont has closed its plants, including Martinsville, there have been environmental issues that have made it difficult for the site to be put to full productive use. The community is left with not only an eyesore, but one that cannot be of any substantial economic benefit. The buildings simply remain, undergoing gradual deterioration.

DuPont has concluded that it often has no option but to close a plant, particularly those in its old line industries such as fibers and chemicals. For this reason, it is imperative that attention be paid to the impact of these closures on the communities in which the plants are located. This is particularly true given the close relationship between DuPont and the communities where it has been operating for many years. Establishing the proposed committee will be a first step toward understanding and dealing with future plant closings.

DUPONT
DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

January 11, 2008

VIA: FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), to respectfully withdraw our request for no action relief with respect to the above-referenced shareholder proposal, which was filed with your office on December 27, 2007, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. A copy of that request is enclosed for your convenience.

DuPont has agreed to include a revised proposal and supporting statement in its 2008 Annual Meeting Proxy Statement ("Proxy") to be distributed by DuPont in connection with its 2008 annual meeting of shareholders. I have enclosed a statement from the shareholder that he accepts such revisions.

If you have any questions or require additional information, please contact me at (302) 774-0205.

Respectfully submitted,

Erik T. Hoover
Senior Counsel

Hoover, Erik/IBDWNoActionWithdrawalLetterFINAL.doc
Enclosures
cc: Jim Flickinger, President, International Brotherhood of DuPont Workers (w/ encl)
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers (w/encl)

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934. In DuPont's view, portions of the supporting statement to the shareholder proposal submitted by the International Brotherhood of DuPont Workers ("IBDW") may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached letter. I request that the staff not recommend any enforcement action if the identified portions of the supporting statement to the proposal are so omitted. By copy of this statement and the attached letter, the IBDW is being notified of DuPont's intention to omit portions of the supporting statement to its shareholder proposal from DuPont's proxy materials for the 2008 Annual Meeting.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

DuPont®

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission concur with DuPont's view that, for the reasons stated below, portions of the supporting statement to the shareholder proposal (the proposal and supporting statement together, the "Proposal") submitted by the International Brotherhood of DuPont Workers ("IBDW") may properly be omitted from its 2008 Annual Meeting Proxy Statement ("Proxy") to be distributed by DuPont in connection with its 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the IBDW's letter transmitting the Proposal. A copy of this letter is also being sent to the IBDW as notice of DuPont's intent to omit portions of the Proposal from the Proxy.

The Proposal requests DuPont's Board of Directors to "consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future."

The proposal is attached as Exhibit A. Supporting authorities cited in this letter are attached, in relevant part, as Exhibit B.

Portions of the Proposal are False and Misleading. Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where the company demonstrates objectively that a factual statement is materially false or misleading." See *Staff Legal Bulletin No. 14B (Sept. 15, 2004).*

Portions of the Proposal are materially false and misleading because of certain mistakes of fact. The first paragraph of the supporting statement to the Proposal states that total "U.S. employment has been cut by over 2/3 during [the last 10 years], from over 90,000 to just over 30,000." In fact, as of December 31, 1996 DuPont employed approximately 55,000 individuals in the U.S., compared to approximately 33,000 as of December 31, 2006. Moreover, the Proposal fails to reflect two major divestitures during that same time period. In 2004, DuPont sold its INVISTA business to Koch Industries, Inc. The INVISTA divestiture involved approximately 16,000 U.S. employees. In 1999, DuPont completed the sale of its interest in Conoco Inc. The Conoco divestiture involved approximately 9,300 U.S. employees. Adjusting for the INVISTA and Conoco divestitures, in which employees were subsequently employed by the buyer, total U.S. employment over the past decade was largely unchanged.

The proponent submitted a substantially similar proposal for the 2000 Annual Meeting. In the supporting statement to that proposal, the proponent made the following statement: "US employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000." The Staff, in its response to DuPont's request for no-action relief, required that such statement be omitted or revised so that it did not reflect the Conoco divestiture. See *E. I. du Pont de Nemours and Company (available March 6, 2000).*

The second and third paragraphs of the Proposal state: "Employees who lost their jobs as a result of these actions had often been with DuPont for many years. Yet, despite their many years of loyal service to DuPont, they were almost never offered or even considered for employment at other DuPont facilities. A current example of this practice is how the employees of the Louisville DuPont facility have been treated. The Louisville business is being closed with the equipment being relocated to a DuPont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there."

The foregoing statement is materially misleading because DuPont has a practice with every situation that involves a reduction in plant personnel or plant closure of ensuring that employees are aware of other employment opportunities within DuPont. Moreover, the Proposal fails to distinguish between two distinct operations at the Louisville site, DPE and Louisville Works. DPE was originally a joint venture with The Dow Chemical Company called DuPont Dow Elastomers, started in 1996, which made Neoprene (at the Louisville site) among other products. The joint venture ended in 2005 and the name was changed to DuPont Performance Elastomers, which became a wholly-owned subsidiary of DuPont. Louisville Works makes FREON® 22 among other products. Although DPE operations will cease, its

employees were offered the opportunity to apply for positions at DuPont's Louisiana site, to where the DPE operations were relocated. New equipment was purchased and placed into operation at the Louisiana site. Louisville Works remains in operation, producing fluoroproducts.

The seventh paragraph states that: "DuPont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and does the downsizing for DuPont. This has happened at many of DuPont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 employees to less than 500 employees in just one year."

The Proposal is materially misleading because it implies that when DuPont sells a facility and a reduction in force is implemented by the buyer after the sale, the buyer is acting on behalf of DuPont. In reducing the workforce after the closing of a transaction, the buyer is not acting on behalf of DuPont. To illustrate using the example set forth in the Proposal, the Waynesboro, VA facility was sold as part of the INVISTA divestiture. Employees at that site were offered employment with the buyer. The cited reduction in force at the Waynesboro facility occurred after the closing of the INVISTA sale and resulted from independent business decisions made by the buyer.

For the foregoing reasons, the above-cited portions of the Proposal are false and misleading and may be omitted from DuPont's 2008 Annual Meeting Proxy Statement pursuant to Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

khenleyesq@aol.com
01/11/2008 11:39 AM

To Erik T Hoover/AE/DuPont@DuPont
cc
bcc
Subject Re: stockholder proposal of ibdw

RECEIVED
2008 JAN 14 AM 11:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Eric: Per our agreement, set forth below is the revised proposal of the IBDW that you have agreed, on behalf of Dupont, to include in the 2008 proxy statement of Dupont. Also, per our agreement, should employees at Louisville Dupont Performance Elastomers receive offers of employment from Dupont or any of its subsidiaries prior to the time this proposal goes to print, the IBDW agrees to revise the language of the proposal to generally reflect those offers. You have represented to me that you will notify the SEC of this agreement on the revised language and, accordingly, will withdraw your request of the SEC. Please copy me on your correspondence to the SEC. I appreciate very much your efforts in working out this resolution.
Ken

STOCKHOLDER PROPOSAL ON MASS LAYOFFS, PLANT CLOSURES AND OUTRIGHT PLANT SALES

The International Brotherhood of Dupont Workers, P.O. Box 10, Waynesboro, VA, 22980, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of Dupont, the union leadership of Dupont, the management of Dupont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of Dupont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future.

Stockholders' Statement

In just the last 10 years, Dupont has closed, sold or sharply reduced the size of a great number of plants across the United States. As a result of these reductions, total U.S. employment has been cut by ½ during this period, from just over 60,000 to just over 30,000. Almost without exception, these plants had been in operation for upward of 50 years and were located in rural areas where they were a primary employer for the community.

Employees who lost their jobs as a result of these actions had often been with Dupont for many years.

Yet, despite their many years of loyal service to Dupont, they were almost never offered employment at other Dupont facilities. A current example of this practice is how the employees of the Louisville Dupont Performance Elastomers facility have been treated; this business is being closed with the equipment being relocated a Dupont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there.

As for any pension the laid off employees were entitled to, that amount was dramatically reduced by 5% for each year they were under 58 years of age with less than 27 years of service.

This combination of job loss and pension reduction can be devastating for the community in which the plant was located. Just as an example, at a Dupont plant in Martinsville, Virginia the work force was reduced from over 600 employees to a skeleton staff of about 60 employees. The overall loss to this rural community has been estimated at over $20 million each and every year.

There are other, equally substantial costs to the community. Where Dupont has closed its plants, there often are environmental issues that have made it difficult for the site to be put to any real productive use. The buildings simply remain (with the Dupont logo removed, of course), undergoing gradual deterioration. Think about it – would you like to live or run a business near a vacated Dupont factory? Would anyone?

Dupont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and downsizes the workforce. This has happened at many of Dupont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 to less than 500 employees in just one year.

For this reason, it is important that attention be paid to the impact of these actions on the communities in which the plants are located and how best to mitigate their impact. This is particularly true given the close relationship between Dupont and the communities where it has been operating for so many years.

If you AGREE, please mark your proxy FOR this resolution.

DUPONT

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

RECEIVED
2008 JAN 14 AM 11:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

VIA: FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), to respectfully withdraw our request for no action relief with respect to the above-referenced shareholder proposal, which was filed with your office on December 27, 2007, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. A copy of that request is enclosed for your convenience.

DuPont has agreed to include a revised proposal and supporting statement in its 2008 Annual Meeting Proxy Statement ("Proxy") to be distributed by DuPont in connection with its 2008 annual meeting of shareholders. I have enclosed a statement from the shareholder that he accepts such revisions.

If you have any questions or require additional information, please contact me at (302) 774-0205.

Respectfully submitted,

Erik T. Hoover
Senior Counsel

Hoover, Erik/IBDWNoActionWithdrawalLetterFINAL.doc
Enclosures
cc: Jim Flickinger, President, International Brotherhood of DuPont Workers (w/ encl)
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers (w/encl)

DuPont

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

Ladies and Gentlemen:

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934. In DuPont's view, portions of the supporting statement to the shareholder proposal submitted by the International Brotherhood of DuPont Workers ("IBDW") may be properly omitted from DuPont's proxy statement for the reasons set forth in the attached letter. I request that the staff not recommend any enforcement action if the identified portions of the supporting statement to the proposal are so omitted. By copy of this statement and the attached letter, the IBDW is being notified of DuPont's intention to omit portions of the supporting statement to its shareholder proposal from DuPont's proxy materials for the 2008 Annual Meeting.

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

DUPONT.

DuPont Legal

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 773-5176

RECEIVED
2008 JAN 11 AM 11:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 27, 2007

VIA: HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2008 ANNUAL MEETING
PROPOSAL BY INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporate Finance (the "Staff") of the Securities Exchange Commission concur with DuPont's view that, for the reasons stated below, portions of the supporting statement to the shareholder proposal (the proposal and supporting statement together, the "Proposal") submitted by the International Brotherhood of DuPont Workers ("IBDW") may properly be omitted from its 2008 Annual Meeting Proxy Statement ("Proxy") to be distributed by DuPont in connection with its 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the IBDW's letter transmitting the Proposal. A copy of this letter is also being sent to the IBDW as notice of DuPont's intent to omit portions of the Proposal from the Proxy.

The Proposal requests DuPont's Board of Directors to "consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of DuPont, the union leadership of DuPont, the management of DuPont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of DuPont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future."

The proposal is attached as Exhibit A. Supporting authorities cited in this letter are attached, in relevant part, as Exhibit B.

Portions of the Proposal are False and Misleading. Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials if it "is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where the company demonstrates objectively that a factual statement is materially false or misleading." See *Staff Legal Bulletin No. 14B (Sept. 15, 2004)*.

Portions of the Proposal are materially false and misleading because of certain mistakes of fact. The first paragraph of the supporting statement to the Proposal states that total "U.S. employment has been cut by over 2/3 during [the last 10 years], from over 90,000 to just over 30,000." In fact, as of December 31, 1996 DuPont employed approximately 55,000 individuals in the U.S., compared to approximately 33,000 as of December 31, 2006. Moreover, the Proposal fails to reflect two major divestitures during that same time period. In 2004, DuPont sold its INVISTA business to Koch Industries, Inc. The INVISTA divestiture involved approximately 16,000 U.S. employees. In 1999, DuPont completed the sale of its interest in Conoco Inc. The Conoco divestiture involved approximately 9,300 U.S. employees. Adjusting for the INVISTA and Conoco divestitures, in which employees were subsequently employed by the buyer, total U.S. employment over the past decade was largely unchanged.

The proponent submitted a substantially similar proposal for the 2000 Annual Meeting. In the supporting statement to that proposal, the proponent made the following statement: "US employment has been cut virtually in half over the past decade, from about 100,000 to just over 50,000." The Staff, in its response to DuPont's request for no-action relief, required that such statement be omitted or revised so that it did not reflect the Conoco divestiture. See *E. I. du Pont de Nemours and Company (available March 6, 2000)*.

The second and third paragraphs of the Proposal state: "Employees who lost their jobs as a result of these actions had often been with DuPont for many years. Yet, despite their many years of loyal service to DuPont, they were almost never offered or even considered for employment at other DuPont facilities. A current example of this practice is how the employees of the Louisville DuPont facility have been treated. The Louisville business is being closed with the equipment being relocated to a DuPont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there."

The foregoing statement is materially misleading because DuPont has a practice with every situation that involves a reduction in plant personnel or plant closure of ensuring that employees are aware of other employment opportunities within DuPont. Moreover, the Proposal fails to distinguish between two distinct operations at the Louisville site, DPE and Louisville Works. DPE was originally a joint venture with The Dow Chemical Company called DuPont Dow Elastomers, started in 1996, which made Neoprene (at the Louisville site) among other products. The joint venture ended in 2005 and the name was changed to DuPont Performance Elastomers, which became a wholly-owned subsidiary of DuPont. Louisville Works makes FREON® 22 among other products. Although DPE operations will cease, its

employees were offered the opportunity to apply for positions at DuPont's Louisiana site, to where the DPE operations were relocated. New equipment was purchased and placed into operation at the Louisiana site. Louisville Works remains in operation, producing fluoroproducts.

The seventh paragraph states that: "DuPont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and does the downsizing for DuPont. This has happened at many of DuPont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 employees to less than 500 employees in just one year."

The Proposal is materially misleading because it implies that when DuPont sells a facility and a reduction in force is implemented by the buyer after the sale, the buyer is acting on behalf of DuPont. In reducing the workforce after the closing of a transaction, the buyer is not acting on behalf of DuPont. To illustrate using the example set forth in the Proposal, the Waynesboro, VA facility was sold as part of the INVISTA divestiture. Employees at that site were offered employment with the buyer. The cited reduction in force at the Waynesboro facility occurred after the closing of the INVISTA sale and resulted from independent business decisions made by the buyer.

For the foregoing reasons, the above-cited portions of the Proposal are false and misleading and may be omitted from DuPont's 2008 Annual Meeting Proxy Statement pursuant to Rule 14a-8(i)(3).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, Corporate Secretary and Corporate Counsel, at (302) 774-5303.

Very truly yours,

Erik T. Hoover
Senior Counsel

CWB/ETH/rtp
Hoover, Erik/2000 PROXY STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
Jim Flickinger, President, International Brotherhood of DuPont Workers
Kenneth Henley, General Counsel, International Brotherhood of DuPont Workers

khenleyesq@aol.com
01/11/2008 11:39 AM

To Erik T Hoover/AE/DuPont@DuPont
cc
bcc
Subject Re: stockholder proposal of ibdw

RECEIVED
2008 JAN 14 AM 11:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Eric: Per our agreement, set forth below is the revised proposal of the IBDW that you have agreed, on behalf of Dupont, to include in the 2008 proxy statement of Dupont. Also, per our agreement, should employees at Louisville Dupont Performance Elastomers receive offers of employment from Dupont or any of its subsidiaries prior to the time this proposal goes to print, the IBDW agrees to revise the language of the proposal to generally reflect those offers. You have represented to me that you will notify the SEC of this agreement on the revised language and, accordingly, will withdraw your request of the SEC. Please copy me on your correspondence to the SEC. I appreciate very much your efforts in working out this resolution.
Ken

STOCKHOLDER PROPOSAL ON MASS LAYOFFS, PLANT CLOSURES AND OUTRIGHT PLANT SALES

The International Brotherhood of Dupont Workers, P.O. Box 10, Waynesboro, VA, 22980, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof.

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting and by proxy, hereby request that the Board of Directors consider the following nonbinding proposal: That it create a committee, with members drawn from the employee work force of Dupont, the union leadership of Dupont, the management of Dupont, and any necessary independent consultants, to report to the Board of Directors regarding (1) the impact to communities as a result of Dupont's action in laying off mass numbers of employees, selling its plants to other employers, and closing its plants and (2) alternatives that can be developed to help mitigate the impact of such actions in the future.

Stockholders' Statement

In just the last 10 years, Dupont has closed, sold or sharply reduced the size of a great number of plants across the United States. As a result of these reductions, total U.S. employment has been cut by ½ during this period, from just over 60,000 to just over 30,000. Almost without exception, these plants had been in operation for upward of 50 years and were located in rural areas where they were a primary employer for the community.

Employees who lost their jobs as a result of these actions had often been with Dupont for many years.

Yet, despite their many years of loyal service to Dupont, they were almost never offered employment at other Dupont facilities. A current example of this practice is how the employees of the Louisville Dupont Performance Elastomers facility have been treated; this business is being closed with the equipment being relocated a Dupont plant in Louisiana, yet virtually none of the employees from Louisville has been offered employment there.

As for any pension the laid off employees were entitled to, that amount was dramatically reduced by 5% for each year they were under 58 years of age with less than 27 years of service.

This combination of job loss and pension reduction can be devastating for the community in which the plant was located. Just as an example, at a Dupont plant in Martinsville, Virginia the work force was reduced from over 600 employees to a skeleton staff of about 60 employees. The overall loss to this rural community has been estimated at over $20 million each and every year.

There are other, equally substantial costs to the community. Where Dupont has closed its plants, there often are environmental issues that have made it difficult for the site to be put to any real productive use. The buildings simply remain (with the Dupont logo removed, of course), undergoing gradual deterioration. Think about it – would you like to live or run a business near a vacated Dupont factory? Would anyone?

Dupont has concluded that it often has no option but to close or downsize a plant. And even when it simply sells the plant, rather than closing it, the new employer often comes in and downsizes the workforce. This has happened at many of Dupont's former fibers facilities, including one in Waynesboro, Virginia that went from 1,000 to less than 500 employees in just one year.

For this reason, it is important that attention be paid to the impact of these actions on the communities in which the plants are located and how best to mitigate their impact. This is particularly true given the close relationship between Dupont and the communities where it has been operating for so many years.

If you AGREE, please mark your proxy FOR this resolution.

END